Exhibit 99.1

Ferrari N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), November 9, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on September 1, 2026, as the third tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “Third Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
02/11/2026	8,500	354.1340	3,010,139.00	—	—	—	—	8,500	354.1340	3,010,139.00
03/11/2026	3,000	354.5586	1,063,675.80	—	—	—	—	3,000	354.5586	1,063,675.80
04/11/2026	100	372.3505	37,235.05	—	—	—	—	100	372.3505	37,235.05
05/11/2026	100	381.3160	38,131.60	—	—	—	—	100	381.3160	38,131.60
06/11/2026	100	370.5800	37,058.00	5,986	417.6221	2,499,885.89	2,239,037.97	6,086	373.9888	2,276,095.97
Total	11,800	354.7661	4,186,239.45	5,986	417.6221	2,499,885.89	2,239,037.97	17,786	361.2548	6,425,277.42

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Third Tranche till November 6, 2026, the total invested consideration has been:
•Euro 134,710,553.46 for No. 381,861 common shares purchased on the EXM
•USD 33,998,075.48 (Euro 29,696,646.45*) for No. 83,810 common shares purchased on the NYSE.

As of November 6, 2026 the Company held in treasury No. 2,056,475 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 1.16% of the then total issued common shares. Including the special voting shares, the Company held in treasury 0.88% of the then total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until November 6, 2026, the Company has purchased a total of 2,166,855 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 675,164,505.12.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Ferrari Media & PR
Email: media@ferrari.com
2